UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Rule 257(b)(4) of Regulation A

Date of Report (Date of earliest event reported): April 21, 2026

FRONTIERAS NORTH AMERICA, INC.

File No. 024-12682

Wyoming

(State or other jurisdiction of incorporation or organization)

1000 Main Street Suite 2300

Houston, TX 77002

(Address of principal executive offices, including zip code)

(602) 509-0950

(Issuer's telephone number, including area code)

Item 9. Other Events.

On April 21, 2026, the Board of Directors of Frontieras North America, Inc. (the "Company") adopted a resolution approving a change in the Company's fiscal year end from September 30 to December 31, effective immediately. The change was made to better align the Company's financial reporting period with its operational and business cycle in the energy sector.

As a result of this change, the Company will file financial statements covering the transition period from October 1, 2025 to December 31, 2025 in its next annual report on Form 1-K. The change in fiscal year end does not require any adjustments to the Company's previously issued financial statements for the fiscal years ended September 30, 2025 and September 30, 2024, or the unaudited interim financial statements for the nine months ended June 30, 2025. This Form 1-U does not contain or incorporate by reference any financial statements.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIERAS NORTH AMERICA, INC.

By:
Name: Jose Lopez Title: Chief Financial Officer Date: April 23, 2026